PRESS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES DECLARES

APRIL 2014 MONTHLY DISTRIBUTION

TORONTO, March 18, 2014 – The Board of Trustees of Brookfield Canada Office Properties (TSX: BOX.UN; NYSE: BOXC) announced a distribution of $0.0975 per trust unit payable on April 15, 2014 to holders of Trust units of record at the close of business on March 31, 2014.

Unitholders resident in Canada will receive payment in Canadian dollars and unitholders resident in the United States will receive their distributions in U.S. dollars at the exchange rate on the record date, unless they elect otherwise.

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About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Its portfolio is comprised of interests in 28 premier office properties totaling 20.7 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver, as well as a 980,000-square-foot office tower currently under development in Toronto. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldcanadareit.com.

Contact: Matthew Cherry, Director, Investor Relations and Communications

(416) 359-8593; matthew.cherry@brookfield.com